EXHIBIT 99.1

ASM: TSX/NYSE American Avino Silver & Gold Mines Ltd. Suite 900-570 Granville Street Vancouver, BC V6C 3P1	T (604) 682 3701 F (604) 682 3600 www.avino.com

NEWS RELEASE

May 15, 2019

Avino Mourns the Passing of Long-Time Director Michael Baybak

Avino Silver & Gold Mines Ltd. (ASM: TSX/NYSE American, GV6: FSE, “Avino” or “the Company”) today sadly announces the passing of long time director Michael Baybak; he was 77 years old.

Mr. Baybak enjoyed a diverse, successful career in publishing, public relations and financial communications. A graduate of Columbia University and a student at Yale Law School, he was renowned for an unrelenting work ethic in a career that spanned over 40 years. Having worked for over three decades in the natural resource sector, his work had broad impact in the junior mining industry. Mr. Baybak joined Avino’s board in June 1990 and played an important role in the Company’s growth and development during the 30 years since.

Born on December 14, 1941 in Merefa, Ukraine, his family immigrated to the United States by way of Ellis Island in 1948. Mr. Baybak was a fierce champion for liberty, he wrote for Freedom Magazine and was a Board Member of the Citizen’s Commission on Human Rights. Mr. Baybak is survived by his wife of nearly 40 years, 5 children and 3 grandchildren.

We were so fortunate to have had Michael serve as a Director on Avino’s board for so many years. He was a great supporter of Avino, and his time and efforts were greatly appreciated. Over his long tenure on the Board, Mike was always there to attend meetings and provide input; he will be greatly missed by our Board of Directors and Avino’s Management team. Mike’s knowledge and wisdom were important to us, and we know that Avino’s Board and the Company were important to Mike. Avino will be missing a great guy. Our thoughts are with Michael’s family during this difficult time.

Gary Robertson – Chairman, Avino Silver & Gold Mines Ltd.

Michael could always be counted on to bring a positive outlook even during challenging times. His steadfast optimism and jovial demeanor were contagious and I’m grateful for the mentorship that he bestowed upon me over the years. He will be dearly missed.

David Wolfin – President & CEO, Avino Silver & Gold Mines Ltd.

ON BEHALF OF THE BOARD

“David Wolfin”

________________________________

David Wolfin, President & CEO

Avino Silver & Gold Mines Ltd.

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